Exhibit 99.1

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2 - 3

Condensed Interim Consolidated Statements of Comprehensive Loss	4

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to Condensed Interim Consolidated Financial Statements	7 - 13

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,055	$12,447
Short-term bank deposits and restricted cash	600	1,098
Trade receivables	3,371	3,633
Other accounts receivable and prepaid expenses	767	2,192

Total current assets	12,793	19,370

LONG TERM ASSETS:
Property and equipment, net	2,918	2,975
Long-term bank deposits and other long-term receivables	84	78

Total long term assets	3,002	3,053

Total assets	$15,795	$22,423

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2016	2015
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturity of long-term capital lease	$55	$-
Trade payables	982	1,070
Accrued expenses	409	517
Employees and accruals	1,608	1,216

Total current liabilities	3,054	2,803

LONG-TERM LIABILITIES:
Long term capital lease obligations	92	-

Total long-term liabilities	92	-

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS EQUITY:
Share capital:
Ordinary Shares of NIS 0.6 par value: 60,000,000 shares authorized at June 30, 2016 and December 31, 2015; 20,868,826 (unaudited) and 20,518,794 shares issued at June 30, 2016 and December 31, 2015, respectively; 20,865,568 (unaudited) and 20,515,536 shares outstanding at June 30, 2016 and December 31, 2015, respectively	3,247	3,194
Additional paid-in capital	157,102	156,696
Accumulated deficit	(147,700)	(140,270)

Total shareholders' equity	12,649	19,620

Total liabilities and shareholders' equity	$15,795	$22,423

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	Unaudited		Unaudited

Revenues	$2,412	$1,957	$5,015	$2,278
Cost of revenues	1,989	1,917	3,647	2,269

Gross profit	423	40	1,368	9

Operating expenses:

Research and development, net	618	613	1,459	1,361
Sales, marketing and business development	1,742	2,478	3,639	4,075
General and administrative	1,451	2,232	3,664	3,643
Gain from bargain purchase related to acquisition of CynoGen, Inc.	-	(2,352)	-	(2,352)

Total operating expenses	3,811	2,971	8,762	6,727

Operating loss	3,388	2,931	7,394	6,718
Financial expense (income), net	(1)	(117)	24	41
Income tax expenses	6	5	12	10

Net comprehensive loss	$3,393	$2,819	$7,430	$6,687

Basic and diluted net loss per ordinary share attributable to Rosetta Genomics' shareholders	$0.16	$0.20	$0.36	$0.49
Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share	20,862,599	14,425,034	20,756,461	13,598,198

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except share and per share data)

	Number of Ordinary Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total equity

Balance as of January 1, 2016	20,515,536	$3,194	$156,696	$(140,270)	$19,620

Exercise of warrants	333,314	51	(51)	-	-
Share-based compensation related to options and RSUs issued to employees and directors	16,719	2	457	-	459
Net loss	-	-	-	(7,430)	(7,430)

Balance as of June 30, 2016 (unaudited)	20,865,569	$3,247	$157,102	$(147,700)	$12,649

	Number of Ordinary Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total equity

Balance as of January 1, 2015	11,762,420	$1,830	$136,160	$(122,925)	$15,065

Issuance of shares in February 2015, at 4.46 per share, net of $491 issuance expenses	2,204,764	344	8,995	-	9,339
Issuance of shares related to acquisition	500,000	75	1,485	-	1,560
Share-based compensation related to options and RSUs issued to employees and directors	32,500	5	539	-	544
Net loss	-	-	-	(6,687)	(6,687)

Balance as of June 30, 2015 (unaudited)	14,499,684	$2,254	$147,179	$(129,612)	$19,821

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2016	2015
	Unaudited
Cash flows from operating activities:

Net loss	$(7,430)	$(6,687)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	458	293
Decrease (increase) in trade receivables	262	(566)
Decrease (increase) in other accounts receivable and prepaid expenses	1,425	(73)
Stock-based compensation	459	544
Gain from bargain purchase related to acquisition of CynoGen, Inc.	-	(2,352)
Change in fair value of warrants related to share purchase agreement	-	4
Increase (decrease) in trade payables	(88)	9
Increase in other accounts payable and accruals	284	436

Net cash used in operating activities	(4,630)	(8,392)

Cash flows from investing activities:

Purchase of property and equipment	(254)	(110)
Investment in (proceeds from) bank deposits and restricted cash	492	(2,043)
Acquisition of CynoGen, Inc. (a)	-	(2,000)

Net cash provided by (used in) investing activities	238	(4,153)

Cash flows from financing activities:

Issuance of shares, net	-	9,339

Net cash provided by financing activities	-	9,339

Decrease in cash and cash equivalents	(4,392)	(3,206)
Cash and cash equivalents at beginning of period	12,447	7,929

Cash and cash equivalents at end of period	$8,055	$4,723

Supplemental cash flow activities:

(a) Acquisition of CynoGen, Inc.

Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$-	$2,673
Property and equipment	-	2,628
Gain from bargain purchase related to acquisition of CynoGen, Inc.	-	(2,352)
Issuance of shares, net	-	(1,560)
Commitment to issue shares	-	(389)

	$-	$2,000

(b) Supplemental disclosure of non-cash activities:

Share issuance for acquisition of CynoGen, Inc.	$-	$1,560
Commitment to issue shares with respect to the Acquisition of CynoGen, Inc.	$-	$389
Purchase of property and equipment under capital lease	$147	$-

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

Organization and Business

Rosetta Genomics Ltd. (the "Company") commenced operations on March 9, 2000.

The Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company's microRNA-based tests, RosettaGX Cancer Origin™, RosettaGX Reveal™, mi-LUNG™, and mi-KIDNEY™, are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, Clinical Laboratories Improvement Amendments ("CLIA") certified lab. The Company’s broad menu of molecular and other assays for bladder, lung, prostate and breast cancer patients are offered through its facility in Lake Forest, California.

The Company has three wholly-owned subsidiaries in the United States: (1), Rosetta Genomics, Inc. (“Rosetta Inc.”), (2) Minuet Diagnostics, Inc. (“Minuet”), and (3) CynoGen, Inc. (“CynoGen” or “PersonalizeDx” and collectively with Rosetta Inc. and Minuet, the “U.S. Subsidiaries”). The principal business activities of the U.S. Subsidiaries are to commercialize the Company's products, perform tests in its CLIA-approved laboratories and expand the business of the Company in the United States.

Liquidity and Capital Resources

During the six-month period ended June 30, 2016 and the year ended December 31, 2015, the Company incurred operating losses amounting to $7,394 and $15,721, respectively. The Company will be required to obtain additional liquidity resources in the near term in order to support its activities.

The Company is addressing its liquidity issues by implementing initiatives to allow the coverage of budget deficit. The Company’s current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. The Company’s ability to successfully carry out its business plan, which includes a cost-reduction plan should it be unable to raise sufficient additional capital, is primarily dependent upon its ability to (1) obtain sufficient additional capital, (2) attract and retain knowledgeable employees, (3) increase its cash collections and (4) generate significant additional revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

According to management estimates, liquidity resources as of June 30, 2016 will be sufficient to maintain the Company's operations at least through April 2017.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2015, are applied consistently in these financial statements. For further information, refer to the consolidated financial statements for the year ended December 31, 2015, set forth in the Company’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on March 23, 2016, except for the following:

Capital leases

The Company entered into a three-year capital lease agreement in which it purchased lab equipment for its operations. This lease includes a bargain purchase option at the end of the original lease term and has been classified as a capital lease. The capital lease lab equipment is included in property and equipment. The lab equipment is depreciated using the straight-line method over their estimated useful lives of five years.

The Company accounts for capital leases under ASC 840, “Leases”, which establishes the criteria for capital lease classification. Accordingly, at least one of the four following criteria must be met for a lease to be classified as a capital lease: (1) a transfer of ownership of the property to the lessee by the end of the lease term; (2) a bargain purchase option; (3) a lease term that is greater than or equal to 75 percent of the economic life of the leased property; (4) present value of the future minimum lease payments equals or exceeds 90 percent of the fair market value of the leased property. If none of the aforementioned criteria are met, the lease will be treated as an operating lease. Under capital leases, a lessee recognizes a capital lease as an asset and an obligation.

At the commencement of the lease term, the leased asset is measured at the lower of the fair value of the leased asset or the present value of the minimum lease payments.

The Company amortizes the capital lease asset, on a straight-line basis, over the estimated useful life of the leased asset.

Recent Accounting Pronouncement

In March 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-09, "Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting", to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance will be effective for the Company in the first quarter of 2017, and early adoption is permitted. The Company is still evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures.

NOTE 3:	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2016, are not necessarily indicative of the results that may be expected for the year ended December 31, 2016.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:	FAIR VALUE MEASUREMENT

The Company applies ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables, and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

NOTE 5:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash and restricted bank deposit:

As of June 30, 2016, restricted cash was primarily attributed to bank guarantees to the landlords of the Company’s and CynoGen’s premises for the fulfillment of their lease commitments in the amount of approximately $678. These restricted cash deposits are presented in short-term and long-term "Bank deposited and restricted cash".

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

b.	The facilities of the Company and its U.S. subsidiaries are leased under various operating lease agreements, the latest of which ends in 2018. Aggregate annual minimum lease commitments under the non-cancelable operating lease agreements as of June 30, 2016, are as follows:

2016	$352
2017	668
2018	555

Total	$1,572

Lease expenses for the Company's facilities for the six months ended June 30, 2016 and 2015, were $375 and $301, respectively.

c.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $6 as of June 30, 2016.

Lease expenses for motor vehicles for the six months ended June 30, 2016 and 2015, were $20 and $22, respectively.

d.	The Company entered into a three-year capital lease agreement in which it purchased lab equipment for its operation.

The following table is a schedule, by years, of the future minimum lease payments required as of June 30, 2016:

2016	$23
2017	55
2018	55
2019	14

Total lease payments	$147

e.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $960, of which $540 will be paid after June 30, 2016.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

f.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $434, of which $217 will be paid after June 30, 2016.

g.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $320, of which $165 will be paid after June 30, 2016.

h.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $267, of which $109 will be paid after June 30, 2016.

i.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement should be approximately $690, of which $405 will be paid after June 30, 2016.

j.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $440, of which $270 will be paid after June 30, 2016.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

k.	In July 2014, the Company signed a royalty-bearing joint research and license agreement with a third party. Under this agreement, the Company and the third party engage in joint research and the Company was granted a non-exclusive, royalty bearing, non-transferable and non-sublicensable license to use the joint information, inventions and patents for the development, manufacture, commercialization, distribution and sale of products, while the third party was also granted a non-exclusive, sublicensable and a worldwide license. In consideration for this agreement, the Company will pay a fixed annual license maintenance fees and royalties based on net sales. In the six month period ended June 30, 2016, the Company paid $5 under this agreement.

L.	Rimonim Consortium:

In January 2011, the Company joined the Rimonim Consortium, which is supported by the Office of the Chief Scientist of Israel's Ministry of Economy, of the State of Israel (the "OCS"). The purpose of the consortium is to develop RNAi-based therapeutics. Under the terms applicable to members of the consortium, so long as the Company continues to meet the criteria for receiving these grants, which criteria include the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to OCS. As of June 30, 2016, the Company received total grants of $43 from the OCS for its development under the consortium.

m. Magneton Project:

In October 2013, the Company entered into a sponsored research agreement with Ramot at Tel Aviv University (“Ramot”), a Company organized under the laws of Israel and a wholly-owned subsidiary of Tel Aviv University, for the joint development of a nano-carrier system for miR mimetic technology to treat cancer. The parties will perform joint research in accordance with a plan approved, and jointly funded by the OCS and the Company, for an initial period of 12 months commencing on October 1, 2013 and an additional period of 12 months, subject to approval by OCS, which was approved in November 2014. During 2015 the Company received an additional extension from the OCS which extended the plan to December 31, 2015. Under the applicable terms, so long as the Company continues to meet the criteria for receiving OCS grants, which criteria includes the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to OCS. As of June 30, 2016, the Company received total grants of $76 from the OCS for its development under this project.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:	SHARE CAPITAL

a.	Stock-based compensation

During the six-month period ended June 30, 2016, the Company's Board of Directors granted employees options to purchase 461,666 ordinary shares of the Company. The exercise prices for such options ranges from $0.83-$1.24 per share, with vesting to occur over 4 years.

The Company estimates the fair value of stock options granted during the six-month period ended June 30, 2016, under ASC 718 using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 1.16%; risk free interest rates range between 1.46%-1.79%; dividend yield of 0%; time to maturity of 6.25 years; and options forfeiture rate of 10%.

During the six month periods ended June 30, 2016 and 2015, the Company recorded stock-based compensation in a total amount of $459 and $544, respectively.

During the six month period ended June 30, 2016, the Company's Board of Directors approved the granting of 15,000 Restricted Share Units ("RSUs") to certain employees. Each RSU vest into one ordinary share of the Company one year after the grant.

b.	Warrants

In February 2016, 333,333 Series B Warrants were exercised. As of June 30, 2016, 1,976,157 warrants were outstanding.

NOTE 7:	FINANCIAL INCOME, NET

	Six months ended, June 30,
	2016	2015
	Unaudited
Financial income:
Interest income on short-term bank deposits	$-	$(23)
Foreign currency adjustments gains, net	-	(59)

Total financial income	-	(82)

Financial expenses:
Foreign currency adjustments losses, net	8	-
Bank commissions	16	37
Change in fair value of warrants related to share purchase agreement	-	4

Total financial expenses	24	41

Total financial expense (income), net	$24	$(41)

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